UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WESTERN GOLDFIELDS INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2 Bloor Street West
Suite 2102, P.O. Box 110
Toronto, Ontario, Canada	M4W 3E2
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered

Common Shares Rights to purchase Common Shares	American Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Description of Common Shares

The registrant hereby incorporates by reference herein the description of its common shares set forth under the heading Amendment No. 2 to our Registration Statement on Form S-4 filed with the SEC on May 14, 2007, Registration No. 333-141595, under the caption “Description of Shares of WG Ontario”.

Summary of the Rights Agreement

The following is a summary of the terms of the Rights Agreement dated as of June 29, 2007 (the “Rights Agreement”) between Western Goldfields, Inc., an Idaho corporation (“WGI Idaho”), and Computershare Investor Services Inc. (the “Rights Agent”), which is qualified in its entirety by reference to the text of the Rights Agreement. All capitalized terms, where used in this summary without definition have the meanings attributed to them in the Rights Agreement.

Rights Agreement Survives Reorganization

On June 29, 2007, WGI Idaho changed its jurisdiction of incorporation from Idaho to Ontario, Canada by way of a reorganization transaction (the “Reorganization”). As a consequence of the Reorganization, the shareholders of WGI Idaho have become shareholders of Western Goldfields Inc., an Ontario corporation (“WGI Ontario” or the “Corporation”), which was a wholly-owned subsidiary of WGI Idaho prior to the Reorganization. Following the Reorganization, WGI Ontario assumed and adopted the Rights Agreement, together with all the duties and obligations of WGI Idaho under the Rights Agreement.

Term of the Rights Agreement

The Rights Agreement became effective June 29, 2007 and will remain in force until the earliest of (i) the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Rights Agreement); (ii) June 29, 2010; and (iii) the Close of Business on the date the Rights Agreement becomes void pursuant to its provisions (collectively, the “Expiration Time”).

Issuance of Rights

One Right was issued by the Corporation in respect of each Common Share outstanding as of 5:30 p.m. Toronto time on June 28, 2007 (the “Record Time”) and one Right will be issued in respect of each Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price of Cdn. $90.00, subject to adjustment by certain anti-dilution provisions (see “Anti-Dilution Adjustments”, below) (the “Exercise Price”). If a Flip-In Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares of the Corporation having an aggregate market price equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time.

Trading of Rights

Until the earlier of Separation Time or Expiration Time, the Rights will be evidenced by the certificates representing the Common Shares of the Corporation and will be transferable only together with the associated Common Shares.

From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of Common Shares (other than an Acquiring Person, its Affiliates, Associates and persons acting jointly with it, collectively (an “Acquirer”)) as of the Separation Time, and such separate Rights certificates alone will evidence the Rights. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquirer) converting, after the Separation Time, securities convertible into or exchangeable for Common Shares. After the Separation Time, the Rights will trade separately from the Common Shares.

Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a Person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such. In any case, the Separation Time can be such later date as may from time to time be determined by the Board of Directors in good faith.

Acquiring Person

An Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Corporation’s outstanding Voting Shares.

Excluded from the definition of Acquiring Person are the Corporation and its Subsidiaries and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares solely as a result of one or more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition or a Convertible Security Acquisition unless certain other thresholds are passed. The definitions of Voting Share Reduction, Permitted Bid Acquisition, Exempt Acquisition, Pro-Rata Acquisition and Convertible Security Acquisition are set out in the Rights Agreement. However, in general:

(i)
a Voting Share Reduction means an acquisition, redemption or cancellation by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

(ii)	a Permitted Bid Acquisition means an acquisition of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)
an Exempt Acquisition means a share acquisition in respect of which (i) the Board of Directors has waived the application of the Rights Agreement in certain circumstances; (ii) was made pursuant to a regular dividend reinvestment plan of the Corporation; (iii) was made pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation to the public pursuant to a prospectus or a securities exchange take-over bid or by way of a private placement, provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the distribution, or (c) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

(iv)
a Pro-Rata Acquisition means an acquisition of Voting Shares or Convertible Securities as a result of a stock dividend, stock split or other similar event pursuant to which a person acquires the Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series.

(v)
a Convertible Security Acquisition means an acquisition of Voting Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro-Rata Acquisition; and

Also excluded from the definition of Acquiring Person, in order to ensure certain parties do not inadvertently trigger the Rights Agreement, are: (i) underwriters or members of a banking or selling group, in their capacity as such, that acquire Voting Shares from the Corporation in connection with a distribution of securities; (ii) any Person who is the Beneficial Owner of 20% or more of the Voting Shares at Record Time (a Grandfathered Person) subject to certain conditions related to the acquisition of additional shares; and (iii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding voting Shares as a result of such Person becoming disqualified from relying on an Exempt Acquisition, for a period of 10 days after the public announcement that such Person is proposing to make a Take-over Bid.

Beneficial Ownership

A Person is deemed to Beneficially Own Common Shares of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity or which any such Person, Affiliate or Associate has the right to become owner at law or equity within 60 days upon the exercise of any conversion or similar right or pursuant to any agreement, arrangement, pledge or understanding other than certain agreements with underwriters or certain pledges made in the ordinary course of business.

Subject to certain exceptions, a Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”).

Exclusions from the Definition of Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security.

Institutional Shareholder Exemptions from Beneficial Ownership. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders including a Portfolio Manager, Trust Company, Crown Agent and Plan Administrator so long as such institutional shareholder is not then making or has not then publicly announced an intention to make a Take-Over bid, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions.

Also, a Person will not be deemed to Beneficially Own a security because such Person (i) is a Client of the same Portfolio Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Plan Administrator as another person or Plan on whose account the Portfolio Manager, Trust Company or Plan Administrator, as the case may be, holds such security; or (ii) is a Client of a Portfolio Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Portfolio Manager, Trust Company, Administrator or Plan, as the case may be.

Exemption for Permitted Lock-Up Agreement. In addition, a Person will not be deemed to “Beneficially Own” any security where (i) the holder of such security has agreed to deposit or tender such security pursuant to a Take-over Bid made by such Person or such Person's Affiliates or Associates or a Joint Actor pursuant to a Permitted Lock-up Agreement; or (ii) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person's Affiliates, Associates or Joint Actors until such deposited or tendered security has been taken up or paid for, whichever shall occur first.

A Permitted Lock-up Agreement is an agreement between a Person and one or more holders of Voting Shares (each, a “Locked-Up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public within the time frames set forth in the definition of Permitted Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, the Person's Affiliates or Associates or a Joint Actor, and which further provides that any Locked-up Person may withdraw Voting Shares from the Lock-up Bid in order to tender the Voting Shares to another Take-over Bid or support another transaction (i) where the price or value per Common Share offered exceeds the price or value per Common Share offered under the Lock-up Bid; (ii) that contains an offering price that exceeds the offering price under the Lock-up Bid by as much as or more than a Specified Amount and that such Specified Amount is not greater than 7% of the price offered under the Lock-up Bid; or (iii) which is for a number of Voting Shares that exceeds the number under the Lock-up Bid by as much as or more than a Specified Number and such Specified Number is not greater than 7% of the number offered under the Lock-up Bid at a price or value that is not less than the price or value offered in the Lock-up Bid.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction.

Under a Permitted Lock-up Agreement no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; will be payable by the Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously in order to accept the other Take-Over Bid or support another transaction.

Flip-In Event

A Flip-In Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-In Event which has not been waived by the Board of Directors occurs (see “Redemption, Waiver and Termination”, below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a Person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of Common Shares of the Corporation having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(a)
no Common Shares shall be taken up or paid for pursuant to the Take-over Bid (x) prior to the Close of Business on a date which is not earlier than 60 days following the date the Take-over Bid circular is sent to shareholders of the Corporation; and (y) then only if, at the Close of Business on the date Common Shares are first taken up or paid for under the Take-over Bid, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn.

(b)
Common Shares may be deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the date Common Shares are first taken up or paid for under the Take-over Bid;

(c)	any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(d)
in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn as at the Close of Business on the date Common Shares are first taken-up or paid for under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tender of Common Shares for not less than 10 days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid or Competing Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of (i) the earliest date on which Common Shares may be taken-up or paid for under any earlier Permitted Bid or Competing Permitted Bid that is in existence and (ii) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid.

Redemption

Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board of Directors, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-In Event which has not been waived, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the “Redemption Price”).

Deemed Redemption. If a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, more than 50% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition by such person, the Board of Directors will immediately upon consummation of the acquisition and without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

If the Board of Directors elects or is deemed to have elected to redeem the Rights in one of the manners described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price, and no further Rights shall thereafter be issued. Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation shall give notice of the redemption to the holders of the then outstanding Rights.

Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. If the Board of Directors so elects, all provisions of the Agreement continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed to holders.

Waiver

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors, with the prior consent of the holders of Common Shares, at any time prior to the occurrence of a Flip-In Event as to which the application of the Rights Agreement has not been waived, if such Flip-In Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, may waive the application of the Rights Agreement to such Flip-In Event. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such a waiver.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board of Directors, prior to the occurrence of the relevant Flip-In Event as to which the Rights Agreement has not been waived under this clause, upon prior written notice to the Rights Agent, may waive the application of the Rights Agreement to a Flip-In Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Common Shares. However, if the Board of Directors waives the application of the Rights Agreement, the Board of Directors shall be deemed to have waived the application of the Rights Agreement in respect of any other Flip-In Event that occurs by reason of any Take-over Bid made by means of a Take-over Bid circular sent to all holders of Common Shares (i) prior to the grating of such a waiver; or (ii) thereafter and prior to the expiry any Take-over Bid for which a waiver is, or is deemed to have been, granted.

Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the Rights Agreement in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a Person became an Acquiring Person under the Rights Agreement by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

Anti Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right and the number of Rights outstanding will be adjusted in certain events, including:

(i)
if prior to the Expiration Time, the Corporation (i) declares or pays a dividend on the Common Shares payable in Common Shares or Convertible Securities (other than pursuant to any optional share dividend program); (ii) subdivides or consolidates the outstanding Common Shares; (iii) issues any Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares in a reclassification or redesignation of Common Shares, an amalgamation or statutory arrangement; or (iv) reclassifies Common Shares, or consolidates, amalgamates or merges the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares) or transfers the undertakings or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity; or

(ii)
if prior to the Separation Time, the Corporation fixes a record date for (i) the distribution to all holders of Common Shares of rights or warrants entitling them to acquire Common Shares or Convertible Securities at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date; or (ii) the distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants.

Supplements and Amendments

The Corporation may make any supplement or amendment necessary to maintain the validity and effectiveness of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation, to correct any clerical or typographical error, to incorporate certain newly issued shares into the rights plan, or required to assign, on behalf of NGI Idaho, the Agreement to WGI Ontario.

Supplements or amendment made by the Corporation to maintain the validity and effectiveness of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation must be approved by the holders of Common Shares at the next meeting of Shareholders.

Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith may take such actions as it deems appropriate to ensure that such compliance is not required.

Item 2.	Exhibits

1.
Articles of Incorporation of Western Goldfields Inc., incorporated by reference to Annex II of the Registration Statement on Form S-4, as amended, of Western Goldfields Inc., Registration No. 333-141595.

2.	Bylaws of Western Goldfields Inc., incorporated by reference to Annex III of the Registration Statement on Form S-4, as amended, of Western Goldfields Inc., Registration No. 333-141595.

3.
Rights Agreement, dated as of June 29, 2007, between Western Goldfields, Inc. and Computershare Investor Services Inc., as Rights Agent, which includes the Form of Rights Certificate as Exhibit “A”, incorporated by reference to Exhibit 10.1 of Western Goldfields, Inc.’s Quarterly Report on Form 10-Q filed on August 7, 2007.

4.
Specimen of Common Share Certificate with Rights Legend, incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Registration Statement on Form S-3 of Western Goldfields, Inc., Registration No. 333-144685, filed on August 6, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WESTERN GOLDFIELDS INC.

Date: November 5, 2007	By:	/s/ Brian Penny
Name: Brian Penny
Title: Chief Financial Officer